Financial Report Grupo Financiero Galicia S.A. 20251st. quarter

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

Grupo Galicia

Grupo Financiero Galicia

Buenos Aires, Argentina, May 27, 2025, Grupo Financiero Galicia S.A. ("Grupo Galicia" o "GFG", BYMA/NASDAQ: GGAL), announced its financial results for the first quarter, ended on March 31, 2025.

This report is a summary analysis of Grupo Galicia's financial condition and results of operations as of and for the periods indicated above. For a correct interpretation, this report must be read in conjunction with GFG's financial statements, as well as with all other information periodically filed with the National Securities Commission (www.cnv.gob.ar), BYMA (www.byma.com.ar) and the Nasdaq (www.nasdaq.com).

Readers of this report must note that this is a free translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

Gonzalo Fernández Covaro
Chief Financial Officer

Pablo Firvida
Head of Investor Relations

> The information in this report was adjusted and restated to constant currency, in accordance with IAS 29 "Financial Information in Hyperinflationary Economies" except otherwise noted.

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May 28, 2025
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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

Grupo Galicia

Grupo Galicia includes Banco de Galicia y Buenos Aires S.A.U. (Galicia), GGAL Holdings S.A. (Galicia Más), Tarjetas Regionales S.A. (Naranja X), Sudamericana Holding S.A. (Galicia Seguros), Galicia Asset Management S.A.U. (Fondos Fima), IGAM LLC (Inviu), Galicia Securities S.A.U., Agri Tech Investments LLC (Nera), Galicia Investments LLC, Galicia Ventures LP and Galicia Holdings US, Inc.

It is one of the main financial services holding companies in the country. It provides savings, credit and investment opportunities to people and companies, and its board of directors has a high commitment in customer experience and sustainable development.

Financial Report

Grupo Galicia Galicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima Net profit per share Ps.90.88 Capital Ratio 24.38% Employees 12,145 Branches and other points of sale 501 Deposits accounts In thousands 17,507 Credit cards In thousands 15,622 4 Ps.145,978 million Net income for the quarter attributable to GFG -63% vs. 1Q 2024 ROE 8.88% -2,286 bp vs. 1Q 2024 Efficiency 50.44% +1,579 bp vs. 1Q 2024 Highlights Grupo Galicia launched Nera, a digital ecosystem with entrepreneurial spirit for those who want to have within easy reach all payment and financing alternatives for the agricultural sector, connecting suppliers and producers who want to grow in an agile and safe way.

Grupo Galicia Galicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima Selected ratios Percentages 2025 2024 2024 Variation (bp) 1Q 4Q 1Q vs.4Q24 vs.1Q24 ROA 1.68 7.92 6.96 (624) (528) ROE 8.88 44.82 31.74 (3,594) (2,286) Financial Margin 19.47 23.15 74.87 (368) (5,540) Efficiency ratio 50.44 71.77 34.65 (2,133) 1,579 Capital ratio (1) 24.38 21.61 29.91 277 (553) NPL Ratio 3.64 2.36 2.28 128 136 Allowance for loan losses / Private-sector financing 5.23 4.29 3.68 94 155 Coverage 143.58 181.56 161.60 (3,798) (1,802) Non-accrual portfolio with guarantees to non-accrual portfolio 3.71 5.40 3.74 (169) (3) Cost of risk 8.62 10.99 6.56 (237) 206 5 Selected financial information (1) Galicia consolidated with Naranja X and Galicia Más

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

Results for the quarter

Net income attributable to Grupo Galicia for the quarter amounted to Ps.145,978 million, which represented a 1.68% annualized return on average assets and a 8.88% annualized return on average shareholder's equity.

Said result was mainly due to profits from its interest in Naranja X (Ps.64,463 million), in Galicia (Ps.37,110 million), in Fondos Fima (Ps.28,525 million), and in Galicia Seguros (Ps.11,389 million).


Results of the main companies
Galicia
37,110
380,020
Naranja X
64,463
35,278
Galicia Seguros
11,389
(33,528)
Fondos Fima
28,525
17,583
1Q 2025
1Q 2024

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

Income Statement					
In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	1Q	4Q	1Q	vs.4Q24	vs.1Q24
Net interest income	1,061,752	871,433	2,146,275	22	(51)
Net fee income	361,860	366,831	253,516	(1)	43
Net results from financial instruments	243,435	331,112	334,648	(26)	(27)
Gold and foreign currency quotation differences	16,068	16,669	57,181	(4)	(72)
Other operating income	165,782	159,742	145,885	4	14
Underwriting income from insurance business	15,203	(70,358)	(71,235)	(122)	(121)
Loan loss provisions	(404,101)	(402,613)	(134,705)	—	200
Net operating income	**1,459,999**	**1,272,816**	**2,731,565**	**15**	**(47)**
Personnel expenses	(234,176)	(518,914)	(203,273)	(55)	15
Administrative expenses	(266,554)	(222,107)	(186,539)	20	43
Depreciations and devaluations of assets	(62,027)	(70,280)	(45,723)	(12)	36
Other operating expenses	(283,118)	(310,767)	(415,165)	(9)	(32)
Operating Income	**614,124**	**150,748**	**1,880,865**	**307**	**(67)**
Results from the net monetary position	(392,704)	(271,468)	(1,287,171)	45	(69)
Results from associates and joint ventures	(3,743)	785,074	(2,186)	(100)	n.m.
Income tax	(71,651)	(42,963)	(202,098)	67	(65)
Net income	**146,026**	**621,391**	**389,410**	**(77)**	**(63)**
Net Income Attributable to Non-controlling Interests	48	(18)	(164)	(367)	n.m.
Net Income Attributable to Grupo Galicia	145,978	621,409	389,574	(77)	(63)
Other comprehensive income	(85,511)	14,074	(398)	n.m.	n.m.
Total comprehensive income	**60,515**	**635,465**	**389,012**	**(90)**	**(84)**
Total comprehensive income Attributable to Non-controlling Interests	48	(19)	(164)	(353)	n.m.
Total comprehensive income Attributable to Grupo Galicia	60,467	635,484	389,175	(90)	(84)

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ASG | Regulatory changes

Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	1Q	4Q	1Q	vs.4Q24	vs.1Q24
Assets					
Cash and due from banks	5,835,261	7,108,907	3,386,655	(18)	72
Debt securities	1,331,347	1,637,927	800,351	(19)	66
Net loans and other financing	16,560,788	15,704,054	7,176,818	5	131
Other financial assets	8,796,124	8,640,136	7,711,452	2	14
Investment in subsidiaries, associates and joint ventures	1,923	4,438	4,079	(57)	(53)
Property, bank premises, equipment	1,099,591	1,080,828	847,177	2	30
Intangible assets	322,035	330,578	295,888	(3)	9
Other assets	816,581	777,956	433,005	5	89
Assest from insurance and reinsurance contracts	97,248	96,303	61,101	1	59
Assets available for sale	15,770	15,771	22	—	n.m.
Total assets	**34,876,668**	**35,396,898**	**20,716,548**	**(1)**	**68**
Liabilities					
Deposits	19,220,850	20,231,128	10,476,930	(5)	83
Financing from financial entities	517,648	479,637	274,906	8	88
Other financial liabilities	4,918,091	4,281,397	2,784,562	15	77
Negotiable obligations	1,061,435	1,096,012	231,553	(3)	358
Subordinated negotiable obligations	271,442	288,918	335,714	(6)	(19)
Other liabilities	1,429,536	1,703,301	1,209,613	(16)	18
Liabilities from insurance and reinsurance contracts	699,842	723,224	238,634	(3)	193
Total liabilities	**28,118,844**	**28,803,617**	**15,551,912**	**(2)**	**81**
Total Shareholders' equity	**6,757,824**	**6,593,281**	**5,164,636**	**2**	**31**

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Grupo Galicia Galicia Financial Report Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima Since 1905, Galicia works for the development of Argentina, being the main private bank controlled by national capital. Through its assisted and digital distribution channels, it markets a wide range of financial products and services for individuals and companies throughout the country. Galicia defines the customer experience and digital transformation as strategic focuses to efficiently achieve successful growth.

Grupo Galicia Galicia Naranja X Galicia Seguros Galicia Más Relevant information ESG Regulatory changesFondos Fima Portfolio Quality 2.75% +66 bp vs. 1Q 2024 Coverage 153.29% +485 bp vs. 1Q 2024 10 Ps.37,110 million Net income for the quarter -90% vs. 1Q 2024 ROE 3.14% -3,418 bp vs. 1Q 2024 Efficiency 54.52% +2,575 bp vs. 1Q 2024 Cost of risk 6.85% +200 bp vs. 1Q 2024 Capital Ratio 21.12% -1,071 bp vs. 1Q 2024 12.98% Market share: Loans to the private sector 14.20% Market share: Deposits to the private sector +78 bp vs. 1Q 2024 +400 bp vs. 1Q 2024 Highlights Branches Deposit accounts In thousands Employees Credit Cards In thousands 280 9,001 5,578 4,472 Digital clients 91%

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

Results for the quarter

In the first quarter of 2025, Galicia registered a net income of Ps.37,110 million, Ps.342,910 million (90%) lower than the result of the same quarter of the previous year, which represented an annualized ROE of 3.14% and an ROA of 0.63%.

The operating result was Ps.1,380,421 million (84%) lower than in the first quarter of 2024, as a consequence of a lower net operating income.

Net operating income reached Ps.737,501 million, Ps.1,535,805 million (68%) lower than the Ps.2,273,306 million in the same quarter of the previous year, mainly as a consequence of a lower net interest income for Ps.1,204,317 million (66%), a lower result from financial instruments for Ps.162,385 million (65)% and a higher result from loan loss provisions for Ps.142,295 million (193%).

Income Statement					
In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	1Q	4Q	1Q	vs.4Q24	vs.1Q24
Net interest income	617,558	565,591	1,821,875	9	(66)
Net fee income	192,265	194,210	152,635	(1)	26
Net results from financial instruments	87,419	210,408	249,804	(58)	(65)
Gold and foreign currency quotation differences	9,208	22,067	44,934	(58)	(80)
Other operating income	47,101	52,625	77,813	(10)	(39)
Loan-loss provisions	(216,050)	(163,139)	(73,755)	32	193
Net operating income	**737,501**	**881,762**	**2,273,306**	**(16)**	**(68)**
Personnel expenses	(108,345)	(253,584)	(133,954)	(57)	(19)
Administrative expenses	(151,365)	(157,026)	(121,514)	(4)	25
Depreciations and devaluations of assets	(40,445)	(40,095)	(35,187)	1	15
Other operating expenses	(170,570)	(177,929)	(335,454)	(4)	(49)
Operating income	**266,776**	**253,128**	**1,647,197**	**5**	**(84)**
Results from the net monetary position	(214,972)	(222,311)	(1,037,112)	(3)	(79)
Results from associates and joint businesses	1,894	624,210	(5,580)	(100)	(134)
Income tax	(16,588)	(82,630)	(224,485)	(80)	(93)
Net Income	**37,110**	**572,396**	**380,020**	**(94)**	**(90)**
Other comprenhensive income	(75,094)	15,155	30	n.m.	n.m.
Total comprenhensive income	**(37,984)**	**587,551**	**380,050**	**(106)**	**(110)**

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Grupo Galicia Galicia Naranja X Galicia Seguros Galicia Más Relevant information ESG Regulatory changesFondos Fima 12 Profitability and efficiency Financial margin Efficiency ratio (1) ROA ROE 0.63% 10.04% 8.37% 1Q 2025 4Q 2024 1Q 2024 3.14% 52.28% 37.32% 1Q 2025 4Q 2024 1Q 2024 17.44% 22.67% 76.94% 1Q 2025 4Q 2024 1Q 2024 54.52% 69.58% 28.77% 1Q 2025 4Q 2024 1Q 2024

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

Yields and rates

Interest-earning assets[(1)]

Average balances: in millions of pesos. Yields and rates: annualized nominal %	2025		2024				Variation (% | bp)			
		1Q		4Q		1Q		vs.4Q24		vs.1Q24
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**11,639,606**	**39.52**	**10,420,30**	**47.84**	**9,183,214**	**136.22**	**12**	**(832)**	**27**	**(9,670)**
Government securities	4,122,054	34.36	3,876,561	58.77	2,396,657	255.33	6	(2,441)	72	(22,097)
Loans	7,126,368	43.50	6,056,291	44.78	3,612,622	102.05	18	(128)	97	(5,855)
Other interest-earning assets	391,184	21.43	487,456	(1.13)	3,173,935	85.17	(20)	2,256	(88)	(6,374)
In foreign currency	**3,247,334**	**4.60**	**2,278,712**	**3.87**	**1,093,461**	**49.32**	**43**	**73**	**197**	**(4,472)**
Government securities	343,889	1.35	364,679	5.33	655,681	79.98	(6)	(398)	(48)	(7,863)
Loans	2,859,109	5.04	1,881,746	3.72	356,668	4.03	52	132	702	101
Other interest-earning assets	44,336	1.70	32,287	(3.85)	81,112	0.58	37	555	(45)	112
Interest-earning assets	**14,886,940**	**31.90**	**12,699,02**	**39.95**	**10,276,675**	**126.97**	**17**	**(805)**	**45**	**(9,507)**

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Average interest-earning assets reached Ps.14,886,940 million, registering an increase of Ps.4,610,265 million (45%), compared to the first quarter of 2024. This increase was mainly the result of a higher volume of loans in pesos for Ps.3,513,746 million (97%) and of loans in foreign currency for Ps.2,502,441 million (702%), offset by a lower volume of other interest-earning assets in pesos for Ps.2,782,751 million (88%).

The average yield on interest-earning assets for the first quarter was 31.90%, representing a decrease of 9,507 bp, compared to the same quarter of the previous year. This variation is mainly justified by lower average yields on government securities in pesos.

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

Interest-bearing liabilities[1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %	2025		2024				Variation (%|bp)			
	1Q		4Q		1Q		vs.4Q24		vs.1Q24	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	**7,197,890**	**25.28**	**6,263,192**	**30.53**	**5,249,430**	**85.21**	**15**	**(525)**	**37**	**(5,993)**
Saving accounts	1,101,371	0.02	1,022,176	0.02	783,077	0.02	8	—	41	—
Time deposits	4,544,648	30.55	3,276,340	39.33	2,297,348	113.29	39	(878)	98	(8,274)
Other Deposits	1,214,579	24.92	1,624,672	30.95	1,766,852	87.47	(25)	(603)	(31)	(6,255)
Debt securities	167,809	40.90	104,712	46.33	34,400	92.74	60	(543)	388	(5,184)
Other interest-bearing liabilities	169,483	35.14	235,292	33.17	367,753	79.67	(28)	197	(54)	(4,453)
In foreign currency	**6,451,895**	**1.15**	**6,681,566**	**1.13**	**2,929,558**	**1.87**	**(3)**	**2**	**120**	**(72)**
Saving accounts	3,525,127	—	3,003,449	—	2,073,980	—	17	—	70	—
Time deposits	579,002	1.85	557,835	2.96	343,972	1.61	4	(111)	68	24
Other Deposits	1,406,496	—	2,391,632	—	43,414	—	(41)	—	n.m	—
Debt securities	888,414	6.70	705,580	7.92	389,613	9.75	26	(122)	128	(305)
Other interest-bearing liabilities	52,856	7.76	23,070	13.82	78,579	14.20	129	(606)	(33)	(644)
Interest-bearing liabilities	**13,649,78**	**13.87**	**12,944,75**	**15.40**	**8,178,988**	**55.36**	**5**	**(153)**	**67**	**(4,149)**

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Interest bearing liabilities reached Ps.13,649,785 million, registering an increase of Ps.5,470,797 million (67%) in relation to the same period of 2024, mainly due to an increase in time deposits in pesos for Ps.2,247,300 million (98%), of saving accounts in foreign currency for Ps.1,451,147 million (70%) and of other deposits in foreign currency for Ps.1,363,082 million.

Likewise, the average rate on interest-bearing liabilities was 13.87%, registering a decrease of 4,149 bp with respect to the second quarter of the previous year, as a consequence of the decrease in the interest rate on time deposits in pesos for 8,274 bp.

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Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

Net interest income

Net interest income for the quarter amounted to Ps.617,558 million, with a Ps.1,204,317 million (66%) decrease compared to the Ps.1,821,875 million profit from the same quarter of 2024.

Interest Income

In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	1Q	4Q	1Q	vs.4Q24	vs.1Q24
Government securities	272,814	360,291	1,382,844	(24)	(80)
Other financial assets	—	45	—	(100)	N/A
Loans and other financing	814,242	698,922	923,654	16	(12)
Financial sector	12,483	11,477	6,913	9	81
Non-financial private sector	801,759	687,445	916,741	17	(13)
Overdrafts	68,647	49,591	121,289	38	(43)
Promissory notes	222,220	205,374	326,906	8	(32)
Mortgage loans	63,330	66,196	172,184	(4)	(63)
Pledge loans	21,552	18,255	10,233	18	111
Personal loans	204,594	167,589	90,144	22	127
Credit-card loans	207,422	169,065	191,579	23	8
Financial leases	3,308	2,983	2,286	11	45
Pre-financing and export financing	7,550	4,043	662	87	n.m.
Other	3,136	4,349	1,458	(28)	115
Repurchase agreement transactions	3,931	4,188	645,859	(6)	(99)
Interest income	**1,090,987**	**1,063,446**	**2,952,357**	**3**	**(63)**

Interest income for the quarter reached Ps.1,090,987 million, 63% lower than the Ps.2,952,357 million registered in the first quarter of 2024.

This decrease was a consequence of:
- lower interest on government securities for Ps.1,110,030 million (80%).
- lower interest on repurchase agreement transactions for Ps.641,928 million (99%),
- lower interest on loans and other financing for Ps.109,412 million (12%), as a result of lower income from morgages loans (63%) and promissory notes (32%).

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Grupo Galicia Galicia Naranja X Galicia Seguros Galicia Más Relevant information ESG Regulatory changesFondos Fima Interest expenses totaled Ps.473,429 million, registering a decrease of Ps.657,053 million (58%), compared to the same quarter of 2024. This decrease was a consequence of lower interest expenses on time deposits and term investments for Ps.302,275 million (46%), generated by the decrease in the annual nominal interest rate and the average volume of deposits and lower interest expenses on other deposits for Ps.310,710 million (80%). Interest expenses In millions of pesos, except otherwise noted 2025 2024 2024 Variation (%) 1Q 4Q 1Q vs.4Q24 vs.1Q24 Deposits 425,492 452,012 1,038,462 (6) (59) Saving accounts 46 44 31 5 48 Time deposits and term investments 349,786 326,277 652,061 7 (46) Other 75,660 125,691 386,370 (40) (80) Financing from financial institutions 4,669 2,189 2,096 113 123 Repurchase agreement transactions 8,646 7,724 5,164 12 67 Other interest-bearing liabilities 2,629 10,432 68,977 (75) (96) Negotiable obligations 26,521 19,589 8,410 35 215 Subordinated Negotiable obligations 5,472 5,909 7,373 (7) (26) Interest expenses 473,429 497,855 1,130,482 (5) (58) 16

Grupo Galicia Galicia Naranja X Galicia Seguros Galicia Más Relevant information ESG Regulatory changesFondos Fima Net Fee Income In millions of pesos, except otherwise noted 2025 2024 2024 Variation (%) 1Q 4Q 1Q vs.4Q24 vs.1Q24 Credit cards 80,268 80,275 63,833 — 26 Deposit accounts 32,854 34,429 24,434 (5) 34 Insurance 5,539 5,989 4,029 (8) 37 Financial fees 407 1,668 65 (76) n.m Credit- related fees 1,793 2,159 946 (17) 90 Foreign trade 11,445 8,180 7,870 40 45 Collections 17,064 17,851 14,873 (4) 15 Utility-Bills collection services 18,428 14,709 13,656 25 35 Mutual Funds 7,251 6,834 4,865 6 49 Fees from bundles of products 25,677 27,302 23,670 (6) 8 Other 29,370 30,075 24,301 (2) 21 Total fee income 230,096 229,471 182,542 — 26 Total expenditures (37,831) (35,261) (29,907) 7 26 Net fee income 192,265 194,210 152,635 (1) 26 The net fee income reached Ps.192,265 million, registering an increase of 26% compared to Ps.152,635 million in the first quarter of 2024. This increase was mainly due to higher credit-cards fees of Ps.16,435 million (26%) and deposit-accounts fees of Ps. 8,420 million (34%). 17 Net fee income

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

Net income from financial instruments

The net result from financial instruments was Ps.87,419 million, Ps.162,385 million lower than the Ps.249,804 million recorded in the same quarter of 2024. This decrease was a consequence of a lower result from government securities of Ps.104,679 million (67%) and derecognitions of assets for Ps.6,819 million (112%), offset by a higher result from derivative financial instruments of Ps.35,025 million (79%).

Net Income from Financial Instruments					
In millions of pesos, except otherwise noted	2025		2024		Variation (%)
	1Q	4Q	1Q	vs.4Q24	vs.1Q24
Government securities	51,437	160,898	156,116	(68)	(67)
Argentine Central Bank	—	—	—	N/A	N/A
Other	51,437	160,898	156,116	(68)	(67)
Private sector securities	12,913	(9,882)	6,094	(231)	112
Derivative financial instruments	(9,077)	5,808	(44,102)	(256)	79
Forward transactions	(9,077)	5,808	(35,671)	(256)	(75)
Options	-	-	(8,431)	—	100
Results of other financial assets/liabilities	(4)	(34)	10	(88)	(140)
Results from derecognition of assets	32,150	53,618	131,686	(40)	(76)
Net income from financial instruments	**87,419**	**210,408**	**249,804**	**(58)**	**(65)**

Gold and foreign currency quotation differences

The result from quotation differences of gold and foreign currency for the quarter was a Ps.9,208 million profit, Ps.35,726 million (80%) lower than the profit of Ps.44,934 million registered in the same quarter of the previous year. This result includes a gain of Ps.23,385 from foreing currency trading.

18

Grupo Galicia Galicia Naranja X Galicia Seguros Galicia Más Relevant information ESG Regulatory changesFondos Fima Other Operating Income In millions of pesos, except otherwise noted 2025 2024 2024 Variation (%) 1Q 4Q 1Q vs.4Q24 vs.1Q24 Other financial income 2,507 2,123 1,474 18 70 Rental of safe deposit boxes 10,501 11,578 5,019 (9) 109 Other fee income 1,816 1,860 961 (2) 89 Other adjustments and interest on miscellaneous receivables 19,042 17,714 56,715 7 (66) Other 13,235 19,350 13,644 (32) (3) Total other operating income 47,101 52,625 77,813 (10) (39) In the first quarter, other operating income amounted to Ps.47,101 million, registering a decrease of Ps.30,712 million (39%) compared to those registered in the same quarter of 2024. This lower result was mainly due to the decrease in other adjustments and interest on miscellaneous receivables for Ps.37,673 million (66%). Loan loss provisions for the quarter totaled Ps.216,050 million, Ps.142,295 million (193%) higher than those recorded in the same quarter of the previous year, mainly as a result of a larger financing portfolio and a higher deliquency. 19 Loan-loss provisions Other operating income

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

Personnel expenses

Personnel expenses reached Ps.108,345 million, registering a decrease of Ps.25,609 million (19%) compared to the same quarter of 2024. In this quarter, the restructuring provision established in the fourth quarter of 2024 began to be used.

Administrative expenses

Administrative expenses for the quarter reached Ps.151,365 million, registering an increase of Ps.29,851 million (25%) compared to the first quarter of the previous year. This increase was a consequence of higher hired administrative services for Ps.12,213 million (57%), maintence and repairment of goods and IT for Ps.5,797 million (20%) and publicity, promotion and research expenses for Ps.5,463 million (187%).

Administrative Expenses					
In millions of pesos, except otherwise noted	2025		2024		Variation (%)
	1Q	4Q	1Q	vs.4Q24	vs.1Q24
Fees and compensations for services	9,801	15,317	6,446	(36)	52
Fees to directors and syndics	263	171	273	54	(4)
Publicity, promotion and research expenses	8,379	7,518	2,916	11	187
Taxes	33,194	30,032	30,450	11	9
Maintenance and repairment of goods and IT	35,290	32,357	29,493	9	20
Electricity and communications	6,593	7,370	7,293	(11)	(10)
Stationery and office supplies	1,343	915	814	47	65
Hired administrative services	33,619	31,034	21,406	8	57
Security	3,994	4,561	2,833	(12)	41
Insurance	1,620	1,272	1,525	27	6
Other	17,269	26,479	18,065	(35)	(4)
Total administrative expenses	**151,365**	**157,026**	**121,514**	**(4)**	**25**

20

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

Depreciation and devaluation of assets

The result from depreciation and devaluation of assets reached Ps.40,445 million, registering a increase of 15% compared to the same quarter of 2024.

Other operating expenses

Other operating expenses for the quarter reached Ps.170,570 million, which represented a decrease of Ps.164,884 million (49%), compared to the Ps.335,454 million recorded in the first quarter of the previous year. This decrease was mainly generated by lower turnover tax for Ps.90,224 million (52%) mainly related for financial operations, and lower charges for other provisions for Ps.84,692 million (97%).

Other Operating Expenses					
In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	1Q	4Q	1Q	vs.4Q24	vs.1Q24
Contribution to the Deposit Insurance Fund	6,415	5,355	3,744	20	71
Other financial results	—	28	3,819	(100)	100
Turnover tax	84,745	84,449	174,969	—	(52)
On financial income	70,150	71,047	144,695	(1)	(52)
On fees	13,385	11,753	18,754	14	(29)
On other items	1,210	1,649	11,520	(27)	(89)
Other fee-related expenses	65,850	54,926	58,450	20	13
Charges for other provisions	2,858	4,478	87,550	(36)	(97)
Claims	7,063	5,117	3,816	38	85
Other	3,639	23,576	3,106	(85)	17
Total other operating expenses	**170,570**	**177,929**	**335,454**	**(4)**	**(49)**

21

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

Results from associates and joint businesses

The result for associates and joint ventures includes a gain of Ps.4,355 millions corresponding to the quarter from Galicia Más Holdings.

Income tax

The income tax charge was Ps.16,588 million, Ps.207,897 million lower than in the first quarter of 2024, mainly, as a consequence of a lower operating result.

Other comprehensive income

In the first quarter of 2025, Galicia recorded a gain of Ps.(75,094) million in other comprehensive income (OCI), mainly from Treasury Bills (LECAP) and for the Galicia Mas Holding incorporation.

22

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted	2025		2024		Variation (%)
	1Q	4Q	1Q	vs.4Q24	vs.1Q24
Assets					
Cash and due from banks	4.506.715	5.737.605	3.228.159	(21)	40
Debt securities	554.045	1.056.525	579.980	(48)	(4)
Net loans and other financing	10.777.885	9.869.234	5.138.636	9	110
Other financial assets	5.796.682	4.736.191	6.950.053	22	(17)
Equity investments in subsidiaries, associates and joint businesses	1.005.620	1.030.384	8.288	—	n.m
Property, bank premises, equipment	784.098	758.060	767.450	3	2
Intangible assets	244.605	248.728	249.103	(2)	(2)
Other assets	171.834	114.063	234.452	51	(27)
Assets available for sale	24	23	23	4	4
Total assets	**23.841.508**	**23.550.813**	**17.156.144**	**1**	**39**
Liabilities					
Deposits	14.986.235	15.491.097	10.120.694	(3)	48
Financing from financial entities	125.517	89.440	66.238	40	89
Other financial liabilities	2.249.633	1.395.879	1.372.021	61	64
Negotiable obligations	859.362	741.855	71.057	16	n.m
Subordinated negotiable obligations	271.442	288.918	337.025	(6)	(19)
Other liabilities	604.154	760.476	898.230	(21)	(33)
Total liabilities	**19.096.343**	**18.767.665**	**12.865.265**	**2**	**48**
Shareholders' equity	**4.745.165**	**4.783.148**	**4.290.879**	**(1)**	**11**
Foreign currency assets and liabilities					
Assets	7.469.815	8.288.378	4.549.342	(10)	64
Liabilities	7.407.196	8.275.107	3.996.471	(10)	85
Net forward purchases/(sales) of foreign currency (1)	(89.290)	(206.009)	59.670	(57)	(250)
Net global position in foreign currency	**(26.671)**	**(192.738)**	**612.541**	**(86)**	**(104)**

(1) Recorded off-balance sheet.

23

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

Level of activity

Financing

As of March 31, 2025, financing to the private sector reached Ps.12,609,278 million, registering a 107% increase compared to the same period of the previous year. This increase was mainly due to higher loans in pesos for Ps.3,030,830 million (73%) and a higher loans in foreign currency for Ps.2,310,122 million (340%).

The market share of total loans to the private sector as of March 31, 2025, reached 12.98%, which represented an increase of 78 bp compared to the first quarter of 2024.

Financing to the Private Sector[1]					
In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	1Q	4Q	1Q	vs.4Q24	vs.1Q24
In pesos	**8,886,522**	**8,133,741**	**4,736,744**	**9**	**88**
Loans	7,154,928	6,650,487	4,124,098	8	73
UVA-adjusted loans	853,796	665,865	352,120	28	142
Financial leases	28,544	25,754	11,433	11	150
Other financing[2]	849,254	791,635	249,093	7	241
In foreign currency	**3,722,756**	**3,313,670**	**1,343,591**	**12**	**177**
Loans	2,990,101	2,606,854	679,979	15	340
Financial leases	1,956	2,108	748	(7)	161
Other financing[2]	730,699	704,708	662,864	4	10
Total financing to the private sector	**12,609,278**	**11,447,411**	**6,080,335**	**10**	**107**

(1) Includes IFRS adjustments.
(2) Includes certain off-balance sheet accounts related to guarantees granted.

24

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

As of March 31, 2025, the loan portfolio and other financing net of provisions reached Ps.10,777,885 million, registering a 110% increase compared to the first quarter of the previous year.

The main increases were in:

- promissory notes for Ps.2,593,319 million (171%),
- credit cards for Ps.1,097,077 million (66%), and
- personal loans for Ps.878,606 million (221%).

Breakdown of loans and other financing

In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	1Q	4Q	1Q	vs.4Q24	vs.1Q24
Financial entities	**104,355**	**159,569**	**14,648**	**(35)**	**612**
Loans	104,355	159,569	14,648	(35)	612
Other financing	—	—	—	N/A	N/A
Non-financial private sector and residents abroad	**11,144,240**	**10,050,040**	**5,294,838**	**11**	**110**
Loans	10,894,470	9,763,637	5,141,549	12	112
Overdrafts	776,013	458,197	654,080	69	19
Promissory notes	4,113,521	3,684,727	1,520,202	12	171
Mortgage loans	527,440	344,057	59,670	53	784
Pledge loans	301,468	281,784	71,708	7	320
Personal loans	1,276,299	1,116,872	397,693	14	221
Credit-card loans	2,758,739	2,697,682	1,661,662	2	66
Pre-financing and financing of exports	525,152	462,969	200,542	13	162
Other Loans	174,570	364,917	148,172	(52)	18
Accrued interest, adjustments and foreign currency quotation differences receivable	465,636	378,404	447,976	23	4
Documented interest	(24,368)	(25,972)	(20,156)	(6)	21
Financial leases	30,500	27,862	12,181	9	150
Other financing	219,270	258,541	141,108	(15)	55
Non-financial public sector	**2,331**	**802**	**322**	**191**	**624**
Total loans and other financing	**11,250,926**	**10,210,411**	**5,309,808**	**10**	**112**
Allowances	**(473,041)**	**(341,177)**	**(171,172)**	**39**	**176**
Loans	(465,824)	(334,674)	(168,576)	39	176
Financial leases	(1,390)	(920)	(329)	51	322
Other financing	(5,827)	(5,583)	(2,267)	4	157
Net loans and other financing	**10,777,885**	**9,869,234**	**5,138,636**	**9**	**110**

25

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

Exposure to the Argentine public sector

Net Exposure to the Argentine Public Sector[(1)]					
In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	1Q	4Q	1Q	vs.4Q24	vs.1Q24
Government securities' net Position	**4,454,695**	**5,077,752**	**4,084,063**	**(12)**	**9**
Measured at fair value	**492,522**	**1,259,375**	**593,370**	**(61)**	**(17)**
In pesos	346,298	545,149	14,534	(36)	—
Adjusted by CER	102,793	623,653	51,949	(84)	98
In foreign currency	43,431	59,703	34,282	(27)	27
Dual Bond	—	30,870	492,605	(100)	(100)
Measured at amortized cost	**2,002,829**	**2,374,859**	**3,490,693**	**(16)**	**(43)**
In pesos	188,631	265,518	346,382	(29)	(46)
Adjusted by CER	1,459,173	1,794,952	2,908,438	(19)	(50)
In foreign currency	355,025	314,389	88,273	13	302
Lediv	—	—	147,600	—	(100)
Measured at fair value through OCI	**1,959,344**	**1,443,518**	**—**	**36**	**N/A**
In pesos	1,845,334	1,330,605	—	39	N/A
Adjusted by CER	114,010	112,913	—	1	N/A
Other receivables resulting from financial brokerage	**2,331**	**803**	**2,804,626**	**190**	**(100)**
Repurchase agreement transactions -Argentine Central Bank	—	—	2,804,303	—	(100)
Loans and other financing	2,331	803	323	190	622
Total exposure to the public sector	**4,457,026**	**5,078,555**	**6,888,689**	**(12)**	**(35)**

(1) Excludes deposits with the Argentine Central Bank, which constitutes one of the items by which the Bank complies with minimum cash requirements.

26

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

As of March 31, 2025, net exposure to the public sector reached Ps.4,457,026 million, registering a decrease of 35% in the last twelve months, as a result of a decrease in repurchase agreement transactions for Ps.2,804,303 million.

The net exposure to the public sector represents a 19% of the total asset, while in the first quarter of 2024 said exposure represented a 40% of total asset.

Funding and liabilities

Deposits amounted to Ps.14,986,235 million as of March 31, 2025, registering a 48% increase compared to the first quarter of the previous year. This increase was the result of a higher volume of saving accounts in foreign ciurrency for Ps.2,428,386 million (121%), in time deposits in pesos for Ps.1,901,601 million (69%) and saving accounts in pesos for Ps.321,686 millones (36%).

Deposits

In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	1Q	4Q	1Q	vs.4Q24	vs.1Q24
In pesos	**8,933,615**	**8,383,001**	**6,846,381**	**7**	**30**
Current accounts	1,487,636	1,604,457	1,172,089	(7)	27
Saving accounts	1,203,167	1,350,063	881,481	(11)	36
Time deposits	4,674,723	3,743,864	2,773,122	25	69
UVA-adjusted time deposits	52,933	76,126	129,604	(30)	(59)
Other	1,325,433	1,378,199	1,585,364	(4)	(16)
Interests and adjustments	189,723	230,292	304,721	(18)	(38)
In foreign currency	**6,052,620**	**7,108,096**	**3,274,313**	**(15)**	**85**
Saving accounts	4,430,116	5,195,674	2,001,730	(15)	121
Time deposits	558,042	516,362	304,865	8	83
Other	1,063,136	1,394,906	967,116	(24)	10
Interests and adjustments	1,326	1,154	602	15	120
Total deposits	**14,986,235**	**15,491,097**	**10,120,694**	**(3)**	**48**

27

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

Total deposit accounts as of March 31, 2025, reached 9.0 million, with an increase of 19% compared to the same date of the previous year.

The market share of private sector deposits reached 14.20% as of March 31, 2025, registering an increase of 400 bp compared to the first quarter of 2024.

Financial Liabilities

Financial Liabilities					
In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	1Q	4Q	1Q	vs.4Q24	vs.1Q24
Financial entities	125,517	89,440	66,238	40	89
Financing from credit-card purchases	610,396	683,972	450,363	(11)	36
Negotiable obligations	859,362	741,855	71,057	16	n.m.
Subordinated negotiable obligations	271,442	288,918	337,025	(6)	(19)
Creditors from purchases of foreign currency	1,002,987	41,254	68,402	n.m.	n.m.
Collections on account of third parties	271,984	269,969	257,317	1	6
Other financial liabilities	364,266	400,683	595,939	(9)	(39)
Total financial liabilities	**3,505,954**	**2,516,091**	**1,846,341**	**39**	**90**

Financial liabilities amounted to Ps.3,505,954 million, registering an increase of Ps.1,659,613 million (90%) compared to the Ps.1,846,341 million registered in the first quarter of 2024.

The variation was mainly due to an increase of creditors from purchases of foreign currency for Ps. 934,585 million and of negotiable obligations for Ps.788,305 million, offset by a decrease in other financial liabilities for Ps.231,673 million (39%).

On February 6, 2025, Banco Galicia issued Class XXI of Notes for a nominal value of Ps.79,787 million at a TAMAR rate +2.75%, maturing on February 10, 2026. On the same date, Banco Galicia issued Class XXII of Notes for a nominal value of US$ 73.8 million at a fixed rate of 4.75%, maturing on August 10, 2025.

On March 7, 2025, Banco Galicia issued Class XXIII of Notes for a nominal value of US$69.9 million at a fixed rate of 4.75% and maturing on November 28, 2025.

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Grupo Galicia Galicia Naranja X Galicia Seguros Galicia Más Relevant information ESG Regulatory changesFondos Fima Liquidity Percentages, except otherwise noted 2025 2024 2024 Variation (%) 1Q 4Q 1Q vs.4Q24 vs.1Q24 Cash and due from banks 4,506,715 5,737,605 3,228,159 (21) 40 Government securities 524,188 256,237 256,405 105 104 Call-money 18,788 44,086 — (57) — Overnight placements in correspondent banks 168,326 394,850 147,694 (57) 14 Repurchase agreement transactions 41,268 (38,461) 2,822,174 (207) (99) Escrow accounts 298,244 289,395 217,976 3 37 Other financial assets 326,326 213,906 1,044 53 n.m. Total liquid assets 5,883,855 6,897,618 6,673,452 (15) (12) Liquidity ratios (%) Variation (bp) Liquid assets as a percentage of transactional deposits 62.42 63.60 104.92 (118) (4,250) Liquid assets as a percentage of total deposits 39.26 44.53 65.94 (527) (2,668) As of March 31, 2025, the Bank’s liquid assets represented 62.42% of the Bank’s transactional deposits and 39.26% of its total deposits, compared to 104.92% and 65.94%, respectively, as of March 31, 2024. 29 Liquidity

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Asset quality

The non-accrual financing portfolio (that includes certain items of other financial assets and guarantees granted) amounted to Ps.347,108 million as of March 31, 2025, representing 2.75% of total financing, recording a 66 bp decrease as compared to the 2.09% recorded in the same quarter of 2024.

Considering the provisions on unused balances of credit cards and overdrafts, the Bank's coverage of the non-accrual portfolio with total allowances for loan losses reached 153.29%, compared to 148.44% of a year before.

Financing Portfolio Quality					
In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	1Q	4Q	1Q	vs.4Q24	vs.1Q24
Non-accrual Financings	**347,108**	**211,243**	**127,046**	**64**	**173**
With preferred guarantees	11,929	13,853	4,980	(14)	140
With other guarantees	13,427	8,529	2,019	57	565
Without guarantees	321,752	188,861	120,047	70	168
Allowance for loan losses	**532,097**	**393,441**	**188,583**	**35**	**182**
Relevant ratios (%)				**Variation (bp)**	
NPL Ratio	2.75	1.85	2.09	90	66
Allowance for loan losses to loans to the private sector	4.22	3.44	3.10	78	112
Coverage	153.29	186.25	148.44	(3,296)	485
Non-accrual loans with guarantees to non-accrual financing	7.30	10.60	5.51	(330)	179
Cost of risk	6.85	6.48	4.85	37	200

30

Grupo Galicia Galicia Naranja X Galicia Seguros Galicia Más Relevant information ESG Regulatory changesFondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2025 2024 2024 Variation (%) 1Q 4Q 1Q vs.4Q24 vs.1Q24 Allowance for loan losses At the beginning of the quarter 393,441 294,373 215,288 34 83 Changes in the allowance for loan losses Provisions charged to income 215,244 162,219 73,197 33 194 Charge offs (39,267) (38,167) (19,962) 3 97 Inflation effect (37,321) (24,984) (79,940) 49 (53) Allowance for loan losses at the end of the quarter 532,097 393,441 188,583 35 182 Charge to the income statement Provisions charged to income (215,244) (162,219) (73,197) 33 194 Direct charge offs (806) (920) (558) (12) 44 Bad debts recovered 2,879 3,151 1,793 (9) 61 Net charge to the income statement (213,171) (159,988) (71,962) 33 196 During the quarter, Ps.39,267 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.806 million were made. 31

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

Capitalization

The minimum capital requirement and the corresponding computable capital are presented below. Balances are disclosed in accordance with the applicable regulation in force and in currency of each period.

Regulatory Capital					
In millions of pesos, except otherwise noted	2025		2024		Variation (%)
	1Q	4Q	1Q	vs.4Q24	vs.1Q24
Minimum capital requirement (A)	**1,343,100**	**1,282,067**	**607,997**	**5**	**121**
Allocated to credit risk	1,121,143	878,871	413,061	28	171
Allocated to market risk	20,370	38,581	8,109	(47)	151
Allocated to operational risk	201,587	364,615	186,827	(45)	8
Computable capital (B)	**3,459,467**	**2,903,779**	**2,363,657**	**19**	**46**
Tier I	3,405,773	2,852,154	2,277,915	19	50
Tier II	53,694	51,625	85,742	4	(37)
Excess over required capital (B) (A)	**2,116,367**	**1,621,712**	**1,755,660**	**31**	**21**
Risk weighted assets	**16,380,558**	**15,703,410**	**7,426,063**	**4**	**121**
Ratios (%)					**Variation (bp)**
Total capital ratio	21.12	18.49	31.83	263	(1,071)
Tier I capital ratio	20.79	18.16	30.67	263	(988)

As of March 31, 2025, the computable capital was Ps.3,459,467 million and the minimum capital requirement was Ps.1,343,100 million, which represented an excess of Ps.2,116,367 million (158%). This excess was Ps.1,755,660 million (289%) as of the same date in 2024.

The capital requirement increased Ps.735,103 million and the computable capital increased Ps.1,095,810 million, compared to the first quarter of 2024.

The Tier 1 total capital ratio was 20.79%, representing a decrease of 988 bp compared to the first quarter of 2024 and a decrease of 263 bp compared to the fourth quarter of 2024. The latter variation was mainly due to an increase in equity resulting from monthly inflation adjustments, earnings, and operational risk due to regulatory changes. This was offset by unused credit card balances and overdraft facilities, also affected by regulatory changes and portfolio growth.

Regarding the ratio's change between March 2025 and March 2024, the main changes include an increase in the financing portfolio, the incorporation of the Tier 1 deduction for the Galicia Más stake, an increase in off-balance sheet items, and unused credit card and current account balances due to regulatory changes. This was offset by an increase in equity due to the monthly adjustment for inflation and earnings.

32

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Consolidated Result for the quarter

Income Consolidated Statement					
In millions of pesos, except otherwise noted	2025		2024		Variación (%)
	1Q	4Q	1Q	vs.4Q24	vs.1Q24
Net interest income	800,459	632,423	1,821,875	27	(56)
Net fee income	219,796	203,498	152,635	8	44
Net results from financial instruments	132,485	247,999	249,804	(47)	(47)
Gold and foreign currency quotation differences	16,428	24,058	44,934	(32)	(63)
Other operating income	71,765	66,351	77,813	8	(8)
Loan-loss provisions	(247,286)	(232,744)	(73,755)	6	235
Net operating income	**993,645**	**941,586**	**2,273,306**	**6**	**(56)**
Personnel expenses	(169,916)	(475,467)	(133,954)	(64)	27
Administrative expenses	(206,271)	(172,904)	(121,514)	19	70
Depreciations and devaluations of assets	(54,091)	(64,888)	(35,187)	(17)	54
Other operating expenses	(190,902)	(212,374)	(335,454)	(10)	(43)
Operating income	**372,466**	**15,953**	**1,647,197**	**n.m**	**(77)**
Results from the net monetary position	(321,323)	(265,093)	(1,037,112)	21	(69)
Results from associates and joint businesses	(2,364)	730,013	(5,580)	(100)	(58)
Income tax	(14,601)	13,787	(224,485)	(206)	(93)
Net Income	**34,178**	**494,659**	**380,020**	**(93)**	**(91)**
Net income attributable to Galicia	37,110	494,659	380,020	(92)	(90)
Net income attributable to Non-controlling Interests	(2,932)	(77,737)	—	(96)	N/A
Other comprenhensive income	(86,254)	14,744	30	n.m	n.m
Total comprenhensive income	**(52,076)**	**509,404**	**380,050**	**(110)**	**(114)**
Total comprehensive income attributable to Galicia	(37,984)	509,404	380,050	(107)	(110)
Total comprehensive income attributable to Non-controlling interests	(14,092)	(78,148)	—	(82)	N/A

33

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

Consolidated Selected Financial Information

Balance Sheet					
In millions of pesos, except otherwise noted	2025		2024	Variación (%)	
	1Q	4Q	1Q	vs.4Q24	vs.1Q24
Assets					
Cash and due from banks	5,575,580	6,942,887	3,228,159	(20)	73
Debt securities	1,130,608	1,487,338	579,980	(24)	95
Net loans and other financing	12,585,958	12,000,356	5,138,636	5	145
Other financial assets	7,633,286	7,088,221	6,950,053	8	10
Equity investments in subsidiaries, associates and joint businesses	7,831	10,633	8,288	(26)	(6)
Property, bank premises, equipment	1,015,601	996,122	767,450	2	32
Intangible assets	280,339	287,812	249,103	(3)	13
Other assets	604,513	558,909	234,452	8	158
Assets available for sale	15,770	15,770	23	—	n.m
Total assets	**28,849,486**	**29,388,048**	**17,156,144**	**(2)**	**68**
Liabilities					
Deposits	17,907,358	18,865,603	10,120,694	(5)	77
Financing from financial entities	125,550	89,452	66,238	40	90
Other financial liabilities	2,579,261	1,941,539	1,372,021	33	88
Negotiable obligations	857,932	741,086	71,057	16	n.m
Subordinated negotiable obligations	372,711	392,405	337,025	(5)	11
Other liabilities	1,519,064	1,818,277	898,230	(16)	69
Total liabilities	**23,361,876**	**23,848,362**	**12,865,265**	**(2)**	**82**
Shareholders' equity	**5,487,610**	**5,539,686**	**4,290,879**	**(1)**	**28**
Shareholders' equity attributable to Galicia	4,745,165	4,783,148	4,290,879	(1)	11
Shareholders' equity attributable to Non-controlling Interests	742,445	756,538	—	(2)	N/A
Foreign currency assets and liabilities					
Assets	9,243,148	10,217,373	4,549,342	(10)	103
Liabilities	8,817,531	10,176,964	3,996,471	(13)	121
Net forward purchases/(sales) of foreign currency (1)	(38,726)	(149,359)	59,670	(74)	(165)
Net global position in foreign currency	**386,891**	**(108,950)**	**612,541**	**(455)**	**(37)**

(1) Recorded off-balance sheet.

34

Grupo Galicia Financial Report Galicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changesFondos Fima Naranja X is the fintech entity of Grupo Galicia that assists clients to promote the use of money. Naranja X creates technological solutions for the personal and business financials of millions of Argentines. Naranja X’s biggest challenge is being easily accessible to customers and providing them with simple tools to help them grow, improve their quality of life and access a world of possibilities.

Grupo Galicia Naranja XGalicia Galicia Seguros Galicia Más Relevant information ESG Regulatory changesFondos Fima 2,645 Employees 10,051 Credit cards in thousands 115 Branches and other points of sale 36 Ps.64,463 million Net income for the quarter attributable to Naranja X +82% vs. 1Q 2024 ROE 29.54% +807 bp vs. 1Q 2024 Efficiency ratio 31.99% -2,139 bp vs. 1Q 2024 Highlights 7,401 Deposit accounts In thousands 82% Digital Clients Deposits account in thousands 1Q25 Ps.1.216 4.71% Market share: Personal Loans 2.40% Market share: Saving accounts

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

Results for the quarter

In the first quarter, Naranja X recorded a net result attributable to the company of Ps.64,463 million in profit, Ps.29,185 million higher than the result recorded in the same period of the previous year. This is due to a lower loss from the net monetary result.

Net operating income decreased by Ps.51,658 million (13%), mainly as a result of a higher loss for loans loss provisions for Ps.95,864 million (157%), offset by an increase in net fee income for Ps.46,921 million (47%).

The result for the quarter represented, on an annualized basis, an ROA of 4.82% and an ROE of 29.54%, while in the first quarter of 2024 they represented 4.85% and 21.47%, respectively.

Income Statement					
In millions of pesos, except otherwise noted	**2025**		**2024**	**Variation (%)**	
	1Q	**4Q**	**1Q**	**vs.4Q24**	**vs.1Q24**
Net interest income	264,581	219,371	297,260	21	(11)
Net fee income	147,204	148,298	100,283	(1)	47
Net results from financial instruments	57,103	59,125	34,330	(3)	66
Gold and foreign currency quotation differences	(5,038)	(3,863)	4,143	30	(222)
Other operating income	42,589	39,008	26,217	9	62
Loan loss provisions	(156,814)	(169,869)	(60,950)	(8)	157
Net operating income	**349,625**	**292,070**	**401,283**	**20**	**(13)**
Personnel expenses	(50,659)	(51,241)	(45,569)	(1)	11
Administrative expenses	(52,908)	(55,533)	(50,238)	(5)	5
Depreciations and devaluations of assets	(7,453)	(9,247)	(7,391)	(19)	1
Other operating expenses	(79,031)	(82,140)	(68,854)	(4)	15
Operating income	**159,574**	**93,909**	**229,231**	**70**	**(30)**
Results from the net monetary position	(56,501)	(51,344)	(187,798)	10	(70)
Income tax	(38,699)	(17,267)	(6,155)	124	529
Net income	**64,374**	**25,298**	**35,278**	**154**	**82**
Net Income Attributable to Non-controlling Interests	(89)	(29)	—	207	N/A
Net Income Attributable to Naranja X	64,463	25,327	35,278	155	83
Other comprehensive income	800	399	(644)	101	(224)
Total comprehensive income	**65,174**	**25,697**	**34,634**	**154**	**88**
Total comprehensive income to Non-controlling Interests	(49)	2	—	n.m.	N/A
Total comprehensive income to Naranja X	65,223	25,695	34,634	154	88

37

Grupo Galicia Naranja XGalicia Galicia Seguros Galicia Más Relevant information ESG Regulatory changesFondos Fima 38 Profitability and efficiency Financial margin Efficiency ratio ROA ROE 4.82% 2.10% 4.85% 1Q 2025 4Q 2024 1Q 2024 29.54% 11.98% 21.47% 1Q 2025 4Q 2024 1Q 2024 26.36% 24.68% 51.36% 1Q 2025 4Q 2024 1Q 2024 31.99% 37.13% 53.38% 1Q 2025 4Q 2024 1Q 2024

Grupo Galicia Naranja XGalicia Galicia Seguros Galicia Más Relevant information ESG Regulatory changesFondos Fima Balance Sheet In millions of pesos, except otherwise noted 2025 2024 2024 Variation (%) 1Q 4Q 1Q vs.4Q24 vs.1Q24 Assets Cash and due from banks 197,471 71,732 41,343 175 378 Debt securities — — 59,974 — (100) Net loans and other financing 4,061,715 3,807,419 2,104,012 7 93 Other financial assets 1,041,389 1,443,250 623,430 (28) 67 Property, bank premises, equipment 74,276 74,919 75,579 (1) (2) Intangible assets 19,369 19,255 19,669 1 (2) Other non-financial assets 129,162 107,019 75,669 21 71 Total assets 5,523,382 5,523,594 2,999,676 — 84 Liabilities Deposits 1,520,018 1,539,768 461,325 (1) 229 Financing from financial entities 480,983 493,106 299,927 (2) 60 Other financial liabilities 2,122,059 2,132,505 1,223,784 — 73 Negotiable obligations 223,438 274,571 167,350 (19) 34 Other non-financial liabilities 258,347 230,308 160,582 12 61 Total liabilities 4,604,845 4,670,258 2,312,968 (1) 99 Shareholders' equity 918,537 853,336 686,708 8 34 Shareholders' equity attributable to Non-controlling 1,072 1,093 — (2) N/A Shareholders' equity attributable to Naranja X 917,465 852,243 686,708 8 34 39 Selected financial information

Grupo Galicia Naranja XGalicia Galicia Seguros Galicia Más Relevant information ESG Regulatory changesFondos Fima Loan Portfolio Quality Percentages, except otherwise noted 2025 2024 2024 Variation (%) 1Q 4Q 1Q vs.4Q24 vs.1Q24 Non-accrual loans 288,007 203,628 59,824 41 381 Allowances for loan losses and provisions 355,946 278,127 113,465 28 214 Ratios (%) Variation (bp) NPL Ratio 6.64 5.59 2.88 105 376 Allowance for loan losses to loans to the private sector 8.20 7.63 5.46 57 274 Coverage 123.59 148.29 189.66 (2,470) (6,607) Cost of risk 14.84 19.53 11.72 (469) 312 Taking into consideration the provisions for unused credit-card balances, the coverage ratio as of March 31, 2025, amounted to 123.59%, compared to 189.66% on the same date of the previous year. 40 Assets quality

Grupo Galicia Naranja XGalicia Galicia Seguros Galicia Más Relevant information ESG Regulatory changesFondos Fima Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2025 2024 2024 Variation (%) 1Q 4Q 1Q vs.4Q24 vs.1Q24 Allowances for loan losses At the beginning of the quarter 278,127 198,251 100,716 40 176 Changes in the allowance for loan losses Provisions charged to income 153,747 167,055 59,194 (8) 160 Reversals of allowances for loan losses (71) (744) (6,823) (90) (99) Charge off (50,452) (68,325) (816) (26) n.m. Effect of inflation (25,405) (18,110) (38,806) 40 (35) Allowance for loan losses at the end of the quarter 355,946 278,127 113,465 28 214 Charge to the income statement Provisions charged to income (153,747) (167,055) (59,194) (8) 160 Direct charge offs (3,067) (2,814) (1,756) 9 75 Bad debt recovered 5,509 3,761 1,436 46 284 Net charge to the income statement (151,305) (166,108) (59,514) (9) 154 41

Grupo Galicia Galicia Seguros Financial Report Galicia Naranja X Galicia Más Relevant information ASG Regulatory changesFondos Fima Galicia Seguros’s commercial activity began in 1996 as a member of the Galicia Group. Provides insurance solutions for individuals, SMEs, large companies and the agricultural sector. Its commitment is reflected in a wide network of marketing channels that facilitate access to coverage adapted to the needs of each client.

Grupo Galicia Galicia SegurosGalicia Naranja X Galicia Más Relevant information ESG Regulatory changesFondos Fima 691 2,999 Employees Polices In thousands 43 Clients In thousands Ps.12,695 million Net income for the quarter attributable to Seguros -134% vs. 1Q 2024 ROE 98.18% +41,128 bp vs. 1Q 2024 Combined Ratio 95.72% -9,929 bp vs. 1Q 2024 936 Highlights

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

Results for the quarter

Income Statement					
In millions of pesos, except otherwise noted	2025		2024	Variation (%)	
	1Q	4Q	1Q	vs.4Q24	vs.1Q24
Income from insurance services	106,904	114,028	78,096	(6)	37
Insurance service expenses	(92,778)	(183,479)	(54,989)	(49)	69
Net reinsurance expenses	5,361	29,184	(7,031)	(82)	(176)
Insurance financial results	(14,917)	(20,469)	(90,277)	(27)	(83)
Insurance business results	**4,570**	**(60,734)**	**(74,201)**	**(108)**	**(106)**
Interest income	8,898	10,783	18,206	(17)	(51)
Net results from financial instruments	1,964	2,244	7,979	(12)	(75)
Gold and foreign currency quotation differences	1,666	(4,122)	8,459	(140)	(80)
Other operating income	3,890	3,714	6,823	5	(43)
Net operating income	**20,988**	**(48,117)**	**(32,734)**	**(144)**	**(164)**
Personnel expenses	(6,684)	18,387	(14,579)	(136)	(54)
Administrative expenses	(2,387)	18,086	(10,443)	(113)	(77)
Depreciations and devaluations of assets	(32)	4,405	(2,651)	(101)	(99)
Other operating expenses	(8)	(36)	(276)	(78)	(97)
Operating income	**11,877**	**(7,275)**	**(60,683)**	**(263)**	**(120)**
Results from the net monetary position	1,084	31,843	(9,307)	(97)	(112)
Results from associates and joint businesses	—	—	—	—	—
Income tax	(217)	(22,232)	32,786	(99)	(101)
Net income	**12,744**	**2,338**	**(37,205)**	**445**	**(134)**
Net Income Attributable to Parent Company's Owners	49	(10)	(164)	(590)	(130)
Net Income Attributable to Non-controlling Interests	12,695	2,346	(37,041)	441	(134)
Other comprehensive income	(17)	22	382	(177)	(104)
Total comprehensive income	**12,727**	**2,358**	**(36,823)**	**440**	**(135)**
Total comprehensive income Attributable to Non-controlling Interests	49	(10)	(164)	(590)	(130)
Total comprehensive income Attributable to Parent Company's Owners	12,678	2,369	(36,659)	435	(135)

44

Grupo Galicia Galicia SegurosGalicia Naranja X Galicia Más Relevant information ESG Regulatory changesFondos Fima 45 Profitability and efficiency Combined ratio Efficiency ratio ROA ROE 16.90% 2.36% (30.76)% 1Q 2025 4Q 2024 1Q 2024 98.18% 20.78% (313.10)% 1Q 2025 4Q 2024 1Q 2024 95.72% 153.26% 195.01% 1Q 2025 4Q 2024 1Q 2024 90.09% 83.37% 493.02% 1Q 2025 4Q 2024 1Q 2024

Grupo Galicia Galicia SegurosGalicia Naranja X Galicia Más Relevant information ESG Regulatory changesFondos Fima Balance Sheet In millions of pesos, except otherwise noted 2025 2024 2024 Variation (%) 1Q 4Q 1Q vs.4Q24 vs.1Q24 Assets Cash and due from banks 984 5,396 5,264 (82) (81) Debt securities 75,415 89,201 119,213 (15) (37) Other financial assets 88,653 64,568 56,129 37 58 Property, bank premises, equipment 7,141 6,910 6,078 3 17 Intangible assets 19,807 19,615 22,519 1 (12) Assets for insurance and reinsurance contracts 87,862 85,384 61,101 3 44 Other non-financial assets 36,205 66,980 88,159 (46) (59) Total assets 316,067 338,055 358,463 (7) (12) Liabilities Liabilities for insurance and reinsurance contracts 232,215 224,540 238,634 3 (3) Other non-financial liabilities 25,851 69,309 85,476 (63) (70) Total liabilities 258,066 293,850 324,110 (12) (20) Shareholders' equity 58,001 44,205 34,353 31 69 46 Selected financial information

Financial Report Grupo Galicia Fondos FimaGalicia Naranja X Galicia Seguros Galicia Más Relevant information ASG Regulatory changes Since 1958, Fondos Fima has been managing mutual funds distributed by Galicia through its multiple channels and other agents.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

Highlights

↘

Ps.28,525 million
Net income for the quarter
+62% vs. 1Q 2024

Ps.8,533
Assets under management
In billions
+65% vs. 1Q 2024

12.7%
Market share
+140 bp vs. 1Q 2024

26
Employees

17
Assets under management

48

Grupo Galicia Fondos FimaGalicia Naranja X Galicia Seguros Galicia Más Relevant information ESG Regulatory changes Income Statement In millions of pesos, except otherwise noted 2025 2024 2024 Variation (%) 1Q 4Q 1Q vs.4Q24 vs.1Q24 Net results from financial instruments 3,537 7,149 8,132 (51) (57) Gold and foreign currency quotation differences 30 23 16 30 88 Other operating income 42,810 39,587 28,134 8 52 Net operating income 46,377 46,759 36,282 (1) 28 Personnel and administrative expenses (2,046) (6,164) (2,016) (67) 1 Other operating expenses (2,575) (2,567) (2,007) — 28 Operating income 41,756 38,028 32,259 10 29 Results from the net monetary position (3,337) (3,482) (12,134) (4) (72) Results from associates and joint businesses 550 301 — 83 N/A Income tax (10,444) (13,912) (2,542) (25) 311 Net income 28,525 20,935 17,583 36 62 49 Results for the quarter

Grupo Galicia Fondos FimaGalicia Naranja X Galicia Seguros Galicia Más Relevant information ESG Regulatory changes Mutual fund In millions of pesos, except otherwise noted 2025 2024 2024 Variation (%) 1Q 4Q 1Q vs.4Q24 vs.1Q24 Fima Acciones 101,401 127,975 62,004 (21) 64 Fima PB Acciones 62,654 71,884 35,650 (13) 76 Fima Renta en Pesos 114,149 130,000 100,112 (12) 14 Fima Ahorro Pesos 399,021 450,833 138,135 (11) 189 Fima Renta Plus 84,833 97,794 88,129 (13) (4) Fima Premium 6,749,579 6,241,955 4,285,503 8 57 Fima Ahorro Plus 361,866 421,021 206,194 (14) 75 Fima Capital Plus 130,561 155,561 193,129 (16) (32) Fima Abierto Pymes 15,883 13,974 13,683 14 16 Fima Mix I 28,379 30,886 32,385 (8) (12) Fima Mix II 8,290 9,707 9,346 (15) (11) Fima Renta Fija Internacional 4,007 4,391 8,046 (9) (50) Fima Sustentable ESG 4,009 3,588 5,096 12 (21) Fima Acciones Latinoamericanas Dólares 474 428 831 11 (43) Fima Renta Fija Dólares 332,247 70,449 5 372 n.m. Fima Mix Dólares 135,249 150,651 5 (10) n.m. Total assets under management 8,532,602 7,981,097 5,178,253 7 65 50 Assets under management

Grupo Galicia Fondos FimaGalicia Naranja X Galicia Seguros Galicia Más Relevant information ESG Regulatory changes Balance Sheet In millions of pesos, except otherwise noted 2025 2024 2024 Variation (%) 1Q 4Q 1Q vs.4Q24 vs.1Q24 Assets Cash and due from banks 13,795 14,215 8,094 (3) 70 Debt securities 55,685 86 69 n.m. n.m. Net loans and other financing 10 2 — 400 — Other financial assets 44,006 69,831 33,124 (37) 33 Other non-financial assets 46 63 395 (27) (88) Total assets 122,706 92,777 41,685 32 194 Liabilities Other non-financial liabilities 86,668 34,623 16,593 150 422 Total liabilities 86,668 34,623 16,593 150 422 Shareholders' equity 36,038 58,154 25,092 (38) 44 51 Selected financial information

Informe de Resultados Galicia Naranja X Galicia Seguros Galicia Más Relevant information ESG Regulatory changesFondos FimaGrupo Galicia Galicia Más (formerly HSBC) is one of the country's leading banks. Since December 6, 2024, Galicia Más belongs to the Grupo Galicia.

Galicia Naranja X Galicia Seguros Galicia Más Relevant information ESG Regulatory changesFondos FimaGrupo Galicia Ps.2,112 million 53 2.5% 42.87% Portfolio Quality 2.53% Coverage 191.97% Capital Ratio 41.81% ROE 94 Branches 2,711 Employees 87% Digital Clients 1,105 Deposit accounts in thousands 1,099 Credit Cards in thousands Market share: Loans to the private sector 2.20% Market share: Deposits to the private sector 2.46% li i Galicia Hechos posteriores A Cambios norm tivoalicia ás Net income for the quarter Solvency Highlights

Galicia Naranja X Galicia Seguros Galicia Más Relevant information ESG Regulatory changesFondos FimaGrupo Galicia aranja li i Galicia Hechos posteriores A Cambios norm tivoalicia ás Results Net income In millions of pesos, except otherwise noted 2025 1Q Net interest income 181,855 Net fee income 27,725 Net results from financial instruments 42,791 Gold and foreign currency quotation differences 6,615 Other operating income 24,868 Loan-loss provisions (31,237) Net operating income 252,617 Personnel expenses (59,332) Administrative expenses (55,125) Depreciations and devaluations of assets (9,740) Other operating expenses (25,620) Operating income 102,800 Results from the net monetary position (97,869) Income tax (2,819) Net Income 2,112 Other comprenhensive income (22,477) Total comprenhensive income (20,365) 54 As of March 31, 2025, Galicia Más recorded a positive result of Ps.2,112 million.

Galicia Naranja X Galicia Seguros Galicia Más Relevant information ESG Regulatory changesFondos FimaGrupo Galicia Balance Sheet In millions of pesos, except otherwise noted 2025 1Q Assets Cash and due from banks 1,054,971 Debt securities 233,055 Net loans and other financing 1,777,990 Other financial assets 1,599,435 Property, bank premises, equipment 232,867 Other assets 262,603 Assets available for sale 15,748 Total assets 5,176,669 Liabilities Deposits 2,922,123 Financing from financial entities 33 Other financial liabilities 329,627 Subordinated negotiable obligations 109,784 Other liabilities 261,740 Total liabilities 3,623,307 Shareholders' equity 1,553,362 Selected financial information 55

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

Relevant information

Dividends

On May 8, 2025, Grupo Galicia paid cash dividends of Ps.88,000 million, as approved by the Shareholders' Meeting held on April 29, 2025.

Corporate Reorganization

On May 22, 2025, the Central Bank of the Argentine Republic authorized Banco Galicia to enter into a merger, as the acquiring entity, with Galicia Más (Banco GGAL S.A.). The merger must be completed within 180 days of May 22, 2025.

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

Negotiable Obligation

On April 30, 2025, Banco Galicia issued Classes XXIV and XXV of Negotiable Obligations. Class XXIV was issued for a nominal value of Ps.12,195 million at a monthly effective rate of 2.65% and matured on October 30, 2025. Class XXV was issued for a nominal value of Ps.53,702 million with a TAMAR rate +3.50% and matured on April 30, 2026.

On May 8, 2025, Banco Galicia issued Class XXVI of Negotiable Obligation. The Class was issued for a nominal value of US$128 million at a fixed rate 0% and matured on November 28, 2025.

On April 29, 2025, Naranja X issued Class LXIV of Negotiable Obligation. The issuance was made in three Series for an amount of US$150 million. Series I was issued for US$32.7 million at a fixed rate of 7.90% and maturing in 24 months. Series II was issued for US$45 million at a fixed rate 0% maturing in 6 months. Series III was issued for US$85 million at a TAMAR rate +4.5% and maturing in 12 months.

On May 27, 2025, Banco Galicia issued Class XXVII Negotiable Obligation for a nominal value of US$68 million at a nominal annual rate of 4% and maturing on December 30, 2025. On the same date, Banco Galicia issued Class XXVIII Negotiable Bonds for a nominal value of US$71 million at a nominal annual rate of 5.9% and maturing on May 27, 2026.

57

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

ESG

Forbes Sustainability Summit

On April 22, 2025, Banco Galicia participated in an event organized by Forbes Argentina. It was a space for reflection where key roles played by organizations in facilitating, inspiring, and opening paths for employees were discussed — transforming personal commitment into collective action

Launch Integrated ESG Report 2024

In 2024 we set out to continue promoting the sustainable development of the business. To achieve this, we design environmental, social and government management strategies, achieving extraordinary results that left their mark on the community, the organizations and the planet.

Find out everything we did in 2024 in our Integrated Report ESG.

National Sustainable Finances Summit

From April 1 to 3, 2025, in São Paulo, Brazil, Banco Galicia participated in the Regional Meeting for Latin America and the Caribbean (LAC) on sustainable finance, an initiative of the UNEP-FI . In this exclusive space for banks, we shared knowledge on aligning the financial sector with sustainability goals and continued shaping the sustainable finance agenda in the region

58

Galicia Naranja X Galicia Seguros Galicia Más Relevant information ESG Regulatory changesFondos FimaGrupo Galicia 59 Regulatory changes Foreign Exchange Market: Through Communication “A” 8226, the BCRA officially announced a series of changes to the foreign exchange regime aimed at removing restrictions and easing access. Lifting of Restrictions • Purchase of foreign currency • Imports • Profit remittances In addition, through Communication “A” 8230, the BCRA implemented measures to further ease foreign exchange controls for non-resident investors. It authorized non-residents to access the foreign exchange market without prior approval, subject to certain requirements, for: • Repayment of principal on financial debt • Repatriation of direct investments by non-residents in companies that are not controlling shareholders of local financial institutions • Repatriation by non-residents of capital services, income, and proceeds from the sale of portfolio investments Furthermore, the minimum holding period for the repayment of principal on debt securities issued as of November 8, 2024, and paid via foreign transfer was reduced from 365 to 180 days. Minimum Cash Requirement As of January 31, 2025, the BCRA, through Communication “A” 8189, modified the requirements and treatment for term investments in pesos with an early withdrawal option that constitute the assets of Money Market Mutual Funds (FCI Money Market). It established that, until the day prior to the date on which the investor may exercise the early withdrawal option, such investments will be treated as time deposits, and thereafter, they will be treated as demand deposits of Money Market Mutual Funds. Liquidity Coverage Ratio (LCR): Through Communication “A” 8199, The BCRA established that financial institutions in Group A must apply a 10% (ten percent) haircut to national government securities and to the Central Bank’s monetary regulation instruments Export Increase Program – Repeal: Through Decree 269/2025, the Executive Branch repealed the Export Increase Program (Decree 28/2023), which had established that 80% of the proceeds from exports had to be brought into the country through the Free Exchange Market, while the remaining 20% had to be settled by the exporter through the purchase and sale of marketable securities acquired with foreign currency settlement and sold with local currency settlement (known as the “blend dollar” mechanism).

Grupo Galicia | Galicia | Naranja X | Galicia Seguros | Fondos Fima | Galicia Más | Relevant information | ESG | Regulatory changes

Glossary and additional information

Combined ratio: (insurance service expenses + net reinsurance expenses + insurance financial results) / (insurance service income).

Cost of risk: loan-loss provisions / average financing.

Coverage: (allowance for loan losses + provisions for unused balances of credit-cards and overdrafts and guarantees granted) / non-accrual financing.

Digital clients: number of customers with login in digital channels in the last 30 days.

Efficiency ratio: (personnel expenses + administrative expenses + depreciation and devaluations of assets) / (net interest income + net fee income + net result from financial instruments + foreign currency quotation differences + insurance business results + certain items included in other operating income -other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income- and expenses -contribution to the deposit insurance fund, other financial expenses, other fee-related expenses and turnover tax on financial income and fees- + result from the net monetary position).

Financial margin: (net interest income + net result from financial instruments + foreign currency quotation differences + underwriting income from insurance business + certain items included in other operating income -other financial income- and expenses -contribution to the deposit insurance fund, other financial expenses and turnover tax on financial income-) / average balance of interest-earning assets.

Non-accrual portfolio: includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk and Uncollectible.

NPL ratio: non-accrual portfolio / total financing.

ROA: net income attributable to the company on average assets.

ROE: net income attributable to the company on average shareholders' equity.

N/A: not applicable.

n.m.: not meaningful. It implies increases of more than 1000% or less than -1,000%.

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Galicia Naranja X Galicia Seguros Galicia Más Relevant information ESG Regulatory changesFondos FimaGrupo Galicia Inflation, exchange rate and interest rates 2025 2024 2024 2024 2024 1Q 4Q 3Q 2Q 1Q Consumer price index (IPC) (1) 8,353.3158 7,694.0075 7122.2421 6351.7145 5357.0929 Consumer price index (IPC) (%) 8.57 8.03 12.13 18.57 51.62 Wholesale price index (IPIM) (%) (2) 4.70 3.46 7.30 9.90 36.97 Acquisition value unit (UVA) (3) 1,396.00 1,300.85 1,180.35 1,042.74 786.10 Exchange rate (Ps./US$) (4) 1,073.88 1,032.50 970.92 911.75 857.42 Badlar (5) (quartely averages) 29.89 36.72 38.36 44.14 101.56 (1) Published by the INDEC (National Institute of Statistics and Censuses of the Argentine Republic) (2) Internal Wholesale Price Index. Source: INDEC (National Institute of Statistics and Censuses of the Argentine Republic). (3) Adquisition Value Unit: BCRA (4) Argentine Central Bank reference exchange rate Communication “A” 3500. On the last business day of each period. (5) Argentine Central Bank reference rate for time deposits greater than one million pesos from private banks. 61

Galicia Naranja X Galicia Seguros Galicia Más Relevant information ESG Regulatory changesFondos FimaGrupo Galicia Contact us www.gfgsa.com +54 11 6329 4881 inversores@gfgsa.com asg@gfgsa.com web Phone e-mail